Janus Capital Group
151 Detroit Street
Denver, CO 80206

April 5, 2007

Valley Forge Life Insurance Company
c/o Swiss Re
Attn:  Margaret Ashbridge, Esq., Vice President
1700 Magnavox Way
Fort Wayne, IN  46804

Re: Action Requested - Distribution, Shareholder Servicing, Administrative Servicing and Fund/SERV Agreements relating to Janus Adviser Series, Janus Aspen Series and/or Janus Investment Fund.

Dear Client:

WHEREAS,   the  Valley  Forge  Life  Insurance   Company   "Intermediary"  is  a
manufacturer of variable life and variable annuity insurance products;

WHEREAS, Phoenix Life Insurance Company is the agent ("Agent") for the Intermediary in terms of the administration of the variable life and variable annuity insurance products;

WHEREAS, the Intermediary and Janus previously entered into Participation Agreements allowing the Intermediary to offer certain Janus insurance dedication mutual "Funds" through its Separate Accounts by way of the Intermediary's variable life and variable annuity insurance products;

WHEREAS, Rule 22c-2 of the Investment Company Act of 1940, as amended, ("Act") requires every mutual fund company or its principal underwriter to enter into written agreements with financial intermediaries obligating each financial intermediary to provide certain shareholder information as defined by Rule 22c-2 ("Rule") of the Act. The Rule also obligates the financial intermediary to execute instructions from the fund company should the fund company determine that a shareholder's trading activity violates the fund's short-term trading policies;

WHEREAS, Rule 22c-2 allows an agent to enter into shareholder agreements on the Intermediary's behalf;

WHEREAS, the Fund is a "fund" as defined by the Rule;

WHEREAS, the Intermediary is a "financial intermediary" as defined by the Rule;

WHEREAS, the Fund and the Agent desire to enter into this Shareholder Information Agreement ("Agreement") to comply with requirements of the Rule;

NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, the parties intend to be legally bound and agree to the following:

1.  Shareholder Information

1.1 Agreement to Provide Information. Agent agrees to provide Janus, upon written request, the taxpayer identification number ("TIN"), if known, of any or all Shareholder(s) of the account and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account of Janus maintained by the Intermediary during the period covered by the request. Unless otherwise specifically requested by the Fund, the Intermediary shall only be required to provide information relating to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions.

     1.1.1 Period Covered by Request. Requests must set forth a specific period, not to exceed ninety (90) days from the date of the request, for which transaction information is sought. Unless Janus otherwise deems necessary to investigate compliance with the policies established by Janus for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by Janus, requests will be made no more frequently than quarterly. Janus may request transaction information older than ninety (90) days from the date of the request as it deems necessary to investigate compliance with policies established by Janus for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by Janus.

     1.1.2 Form and Timing of Response. Agent agrees to transmit the requested information that is on its or Intermediary's books and records to Janus or its designee promptly, but in any event no later than ten (10) business days, after receipt of a request. If the requested information is not on its or the Intermediary's books and records, Agent agrees to: (i) provide or arrange to provide to Janus the requested information from shareholders who hold an account with an indirect intermediary; or (ii) if directed by Janus, block further purchases of fund Shares from the indirect intermediary. In such instance, Agent agrees to inform Janus whether it plans to perform (i) or (ii). Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to Janus should be consistent with the NSCC Standardized Data Reporting Format. For purposes of this provision, an "indirect intermediary" has the same meaning as provided for in the Rule.

1.2 Agreement to Restrict Trading. Agent agrees to execute written instructions from Janus to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by Janus as having engaged in transactions of the fund's Shares (directly or indirectly through the Intermediary's account) that violate policies established by Janus for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by Janus. Unless otherwise directed by Janus, any such restrictions or prohibitions shall only apply to Shareholder-Initiated Transfer Redemptions that are affected directly or indirectly through Intermediary. For purposes of this Letter Agreement, "restrict" shall mean restricting the Shareholder's ability to place trades for Fund shares via US Mail only.

     1.2.1 Form of Instructions. Instructions must include the TIN, if known, and the specific restriction(s) to be executed. If the TIN is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

     1.2.2 Timing of Response. Agent agrees to execute instructions as soon as reasonably practicable, but not later than ten (10) business days after receipt of the instructions by the Intermediary.

     1.2.3 Confirmation by Intermediary. Agent must provide written confirmation to Janus that instructions have been executed. Agent agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.

1.3  Miscellaneous

     1.3.1 Acknowledgment. Agent represents and warrants that it acts as an Agent to Valley Forge Life Insurance Company, and does not submit trades to Janus for any other financial intermediaries other than Valley Forge Life Insurance Company.

    1.3.2 Limitations on Use of Transaction Information. Janus agrees to only use Transaction Information for the purposes of identifying Shareholders who may be violating the Fund policies and procedures with respect to dilution of the Fund's value as contemplated by Rule 22c-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach Bliley Act (Public Law 106-102) and comparable state laws. Janus agrees: (1) the Transaction Information is confidential and that Janus will not share the Transaction Information externally, unless the Intermediary provides the Fund with prior written consent to share such Transaction Information; (2) not to share the Transaction Information internally, except on a "need to know basis"; and (3) to notify the Intermediary immediately in the event that the confidentiality of the Transaction Information is breached. Notwithstanding the foregoing, the parties agree that Janus may disclose shareholder information provided by Intermediary pursuant to this Agreement to a third party service provider hired by Janus to assist Janus with its obligations under this Agreement and Rule 22c-2.

     1.3.3 Notices. Instructions must be received by Agent in writing at the following address, or such other address Agent may communicate to Janus in writing from time to time, including, if applicable, an e-mail and/or facsimile telephone number:

                  Phoenix Life Insurance Companies
                  Attention:  Michael Marshall
                  31 Tech Valley
                  East Greenbush, NY  12061

     1.3.4 Redemption Fees. If the Fund implements a redemption fee in the future that the Intermediary cannot implement within the requested timeframe despite the Intermediary's best efforts, the Fund agrees to negotiate, in good faith, an interim solution until such time that the redemption fee can be successfully administered; provided, however, and to the extent that any such solution is consistent with Fund and Janus policies and procedures.

     1.3.5 Construction of the Agreement. Valley Forge Life Insurance Company and Janus have entered into one or more Fund Participation Agreements between or among them for the purchase and redemption of shares of the Funds by the Accounts in connection with the Contracts. The Fund Participation Agreements are hereby incorporated by reference into this Agreement, as this Agreement is intended to supplement those Fund Participation Agreements. To the extent the terms of this Agreement conflict with the terms of a Fund Participation Agreement, the terms of this Agreement shall control.

1.4  Definitions.  For purposes of this Letter Agreement:

     1.4.1 The term "Shareholder-Initiated Transfer Purchase" means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract to a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollment such as transfer of assets within a Contract to a Fund as a result of "dollar cost averaging" programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Contract death benefit; (iii) one-time step-up in Contract value pursuant to a Contract death benefit; (iv) allocation of assets to a Fund through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Contract; or (v) pre-arranged transfers at the conclusion of a required free look period.

     1.4.2 The term "Shareholder-Initiated Transfer Redemption" means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract out of a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Contract out of a Fund as a result of annuity payouts, loans, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) within a Contract out of a Fund as a result of scheduled withdrawals or surrenders from a Contract; or (iv) as a result of payment of a death benefit from a Contract.

     1.4.3 The term "Shares" means the interests of Shareholders corresponding to the redeemable securities of record issued by Janus under the 1940 Act that are held by the Intermediary.

     1.4.4  The term "Shareholder" means:

     a. the beneficial owner of Shares, whether the Shares are held directly or by the Intermediary in nominee name;

     b. as this Letter Agreement relates to retirement plan accounts, the Plan participant notwithstanding that the Plan may be deemed to be the beneficial owner of the Shares; and

     c. as this Letter Agreement relates to accounts of variable annuities or variable life insurance contracts, the holder of interest in a variable annuity or variable life insurance contract issued by the Intermediary, and an owner of a variable annuity or variable life insurance contracts.

     1.4.5 The term "fund" shall mean an open-ended management investment company that is registered or required to register under Section 8 of the Investment Company Act of 1940 and includes (i) an investment adviser to or administrator for the Fund; (ii) the principal underwriter or distributor for the Fund; or (iii) the transfer agent for the Fund. The term does not include any "expected funds" as defined in SEC Rule 22c-2(b) under the Investment Company Act of 1940.

     1.4.6 The term "written" includes electronic writings and facsimile transmissions.

     1.4.7 The term "Agent" for purposes of SEC Rule 22c-2 and this Agreement, shall mean "Phoenix Life Insurance Company", an entity that is authorized by the Intermediary, to submit purchase and redemption orders to the Fund on behalf of the Intermediary, and (i) to enter into Shareholder Information Agreements on behalf of such Intermediary; (ii) in accordance with the terms of the Shareholder Information Agreements, to provide the Intermediary's Shareholder transaction information to the Fund upon request; and (iii) to execute instructions from the Fund to restrict or prohibit trading or through Intermediary's account.

Please acknowledge your agreement to this Letter Agreement by signing where indicated below and return it to the following address:

                  Janus Distributors LLC
                  151 Detroit Street
                  Denver, CO  80206
                  Attn:  Denise Roberson

Please address all questions or comments to Denise Roberson at 303-316-5765 or at denise.roberson@janus.com.

Sincerely,


/s/Michelle Rosenberg
Michelle Rosenberg
Assistant Vice President


AGREED AND ACKNOWLEDGED:

Phoenix Life Insurance Company,
on behalf of Valley Forge Life Insurance Company


By:  /s/Gina Collopy O'Connell
Name:  Gina Collopy O'Connell
Title:  Senior Vice President



JANUS SERVICES LLC

By:  /s/Russell Paul Shipman
Name:  Russell Paul Shipman
Title:  Senior Vice President